File by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2(b)(2) of the

United States Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: October 20, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

Further announcement regarding the proposed merger (“proposed merger”) between Harmony and Gold Fields Limited (“Gold Fields”)

1.	Introduction

Further to the announcement released on SENS on 18 October 2004 (“proposed merger announcement”), Harmony announces that the offer document (“offer document”) to Gold Fields shareholders setting out the detailed information in relation to the proposed merger and the manner in which it will be implemented has been posted to Gold Fields shareholders today, 20 October 2004.

In addition, a circular (“circular”) to Harmony shareholders setting out the detailed information in relation to the proposed merger and a notice of general meeting (“Harmony general meeting”) at which the resolutions required to approve and implement the proposed merger (“Harmony resolutions”) will be proposed, has been posted to Harmony shareholders today, 20 October 2004.

2.	Structure of the proposed merger

As stated in the proposed merger announcement, Harmony has irrevocably committed to offer to acquire the entire issued share capital of Gold Fields in the following manner:

–	early settlement offer: an initial offer to acquire up to 34.9% of the entire issued share capital of Gold Fields on the basis set out below, not subject to the tender of any minimum number of shares (“early settlement offer”); and

–	subsequent offer: an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer (“subsequent offer”). The subsequent offer will be subject to certain conditions precedent as set out in the offer document, including inter alia, the approval of the proposed merger by the Competition Authorities and the proposed transaction between Gold Fields and IAMGold Corporation Inc. (“proposed IAMGold transaction”) not being implemented.

Gold Fields’ largest shareholder, JSC MMC Norilsk Nickel (“Norilsk”), has irrevocably committed to accept the subsequent offer and to vote against the proposed IAMGold transaction.

3.	The early settlement offer

Harmony will settle unconditionally valid acceptances received by no later than 12h00 (South African time) on Friday, 26 November 2004, in respect of up to a maximum of 34.9% of the entire issued share capital of Gold Fields. Gold Fields shareholders will be entitled to tender for acceptance up to their entire holdings of Gold Fields shares.

Harmony intends to vote those Gold Fields shares that it acquires pursuant to the early settlement offer against any resolutions to be proposed to implement the proposed IAMGold transaction.

3.1	Basis of settlement of the early settlement offer

In the event that valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital are received by no later than 12h00 (South African time) on Friday, 26 November 2004 (“early settlement closing date”), Harmony will settle that number of Gold Fields shares which equates to 34.9% of the entire issued share capital of Gold Fields, on a pro rata basis, with the Gold Fields shares tendered by accepting Gold Fields shareholders scaled back accordingly.

Norilsk has irrevocably committed not to accept the early settlement offer in respect of its entire holding of approximately 20.03% of the entire issued share capital of Gold Fields. As a consequence, other Gold Fields shareholders will be able to maximise their opportunity to participate in the early settlement offer and will be able to realise a minimum of approximately 44% of their Gold Fields holdings under the early settlement offer. To the extent that any further Gold Fields shareholders do not take advantage of the early settlement offer, Gold Fields shareholders could receive settlement for a greater percentage of their Gold Fields holdings, up to 100%.

To the extent that shares tendered by Gold Fields shareholders for valid acceptance under the early settlement offer are not settled as a result of Harmony having received valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital, such Gold Fields shareholders can elect to either:

–	have those Gold Fields shares which have not been settled under the early settlement offer returned to them; or

–	tender those Gold Fields shares which have not been settled under the early settlement offer for acceptance under the subsequent offer.

If Gold Fields shareholders make no such election, shareholders will be deemed to have elected to tender those Gold Fields shares which have not been settled under the early settlement offer for acceptance under the subsequent offer.

3.2	Entitlement to any increase in consideration

To the extent that Harmony increases the consideration offered under the proposed merger after the early settlement closing date, those Gold Fields shareholders who have already accepted the early settlement offer and have received the consideration due to them under the early settlement offer will remain entitled to receive the full benefit of any increased consideration due under any increased offer by Harmony, regardless of whether they had subsequently disposed of their new Harmony shares.

3.3	Conditions precedent to the early settlement offer

The early settlement offer is subject only to the passing of the Harmony resolutions and the registration statement on Form F-4 (“registration statement”) with respect to the Harmony consideration shares being declared effective by the United States Securities Exchange Commission (“SEC”).

4.	Salient dates and times for the early settlement offer

2004/2005

Offer document and circular posted (early settlement offer opens)	Wednesday, 20 October
Expected date of filing of the registration statement by the SEC	Wednesday, 20 October
Harmony general meeting at 11h00	Friday, 12 November
Last day to trade on the JSE Securities Exchange South Africa (“JSE”) to be eligible to participate in the early settlement offer	Friday, 19 November
Shares trade ex the right to participate in the early settlement offer	Monday, 22 November
Early settlement closing date at 12h00 on	Friday, 26 November

Announcement of the results of the early settlement offer on SENS on or about	Monday, 29 November
Dematerialsed shareholders accepting the early settlement offer will have their accounts at their Central Securities Depository Participant or broker credited on or about	Monday, 29 November
Share certificates for the Harmony consideration shares posted to certificated shareholders on or about	Monday, 29 November
Harmony consideration shares issued under the early settlement offer to be listed on the JSE in the “Mining—Gold mining” sector of the JSE list on or about	Monday, 29 November

Note:

The dates and times indicated in the table above are subject to change and any such change will be released on SENS and published in the press.

5.	The subsequent offer

Harmony has irrevocably undertaken, following completion of the early settlement offer, to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer.

6.	General

Harmony has requested Gold Fields to provide it with an up to date copy of its share register. On receipt, the offer document will be posted to any Gold Fields shareholder listed on the up to date share register, to whom a copy has not already been posted. Copies of the offer document are available for collection by any Gold Fields shareholder from Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein or at Investec Bank Limited, 2nd Floor, 100 Grayston Drive, Sandown Sandton.

Should any Harmony or Gold Fields shareholder have any questions regarding the proposed merger, the Harmony general meeting or require assistance in completing either the form of acceptance accompanying the offer document or the form of proxy included in the circular, or have any other questions, United States of America (“US”) shareholders are encouraged to make use of the toll free Shareholder Information Hotline on 1 800 322 2885 (or +1 212 929 5500 if calling from outside the US); shareholders in South Africa are encouraged to make use of the toll free Shareholder Information Hotline on 09800 3231 3233; and shareholders in the United Kingdom, France and Germany are encouraged to make use of the toll free Shareholder Information Hotline on 00 800 3231 3233 (or +44 20 7814 5018 from outside these countries).

By order of the board

Marian van der Walt

Secretary

Virginia

20 October 2004

ENQUIRIES

HARMONY

Ferdi Dippenaar	+27 11 684 0140	Corne Bobbert	+27 11 684 0146
Marketing Director	+27 82 807 3684	Investor Relations	+27 83 380 6614

HSBC		INVESTEC
Adrian Coates	+44 20 7991 888	Dennis Tucker	+27 11 286 7324
Andrew Bell		George Nakos
Jan Sanders		Andrew Brady
Tim Morgan-Wynne		Kevin Kerr
Graham Shuttleworth

BEACHHEAD		FINANCIAL DYNAMICS
Jennifer Cohen	+27 11 214 2400	Nic Bennett	+27 11 286 7324
Patrick Lawlor		Charles Watenphul

Important Information for US Shareholders

In connection with the proposed merger, Harmony will file with the SEC, a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

General

This announcement is published by and is the sole responsibility of Harmony.

HSBC Bank plc (“HSBC”) is acting for Harmony and no one else in connection with the proposed merger and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of HSBC, nor for providing advice in relation to the proposed merger.

Investec Bank Limited (“Investec”) is acting for Harmony and no one else in connection with the proposed merger and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Investec, nor for providing advice in relation to the proposed merger.

The information contained in this announcement speaks only as of the date indicated on the cover of this announcement unless the information specifically indicates that another date applies.

Copies of this announcement are not being made, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland, the US or any other jurisdiction in which it is illegal to make the offer and persons receiving this announcement (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland, the US or any such other jurisdiction.

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